April 10, 2015

Via Edgar

Mr. Terrence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	Comment Letter dated March 27, 2015 relating to Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) File No. 1-34726

Dear Mr. O’Brien:

In connection with the Commission’s review of the Company’s Form 10-K, we submit the following responses to the comments included in your letter, which includes the original comments from your letter in bold italics followed by our responses.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have and thank you for the attention devoted to our filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39, Results of Operations, page 40

1. We note that “exempt income” decreased the effective tax rate by 4.8%. Tell us and disclose what the nature of the exempt income is and explain whether you anticipate this exempt income will continue to positively impact your effective tax rate going forward.

The Company confirms that when material, we will disclose information concerning the nature of our exempt income and the expected effect such income will have on our effective tax rate going forward. Of the 4.8% effective rate impact noted by the Staff, approximately 60% was attributable to internal financings and 30% was attributable to joint venture equity earnings that are subject to participation exemptions.

The Company’s future proposed disclosure is as follows:

“The Company’s exempt income primarily includes interest income and equity earnings of joint ventures. The interest income is earned by certain of our European subsidiaries through intercompany financings

Mr. Terrence O’Brien

Securities and Exchange Commission

April 10, 2015

and is either untaxed or taxed at rates substantially lower than the U.S. statutory rate. The equity earnings are attributable to our joint ventures and these earnings when paid (dividended) to certain European subsidiaries are eligible for participation exemptions, which exempt the dividend payments from all or portions of normal statutory income tax rates. We currently anticipate the favorable treatment for the interest income and dividends to continue in the near term; however, this treatment is based on current law and tax rulings, which could change.”

Critical Accounting Policies, page 63

Inventory, page 63

2. Please expand your disclosures regarding the lower of cost or market adjustment to inventory to include the following:

•	The per barrel benchmark price of WTI crude oil and heavy liquids used to determine the amount of the adjustment; and

•	The carrying value of the inventory that is at-risk for further adjustment as of the most recent balance sheet date.

The Company confirms that, in future filings, we will expand our disclosures in Critical Accounting Policies to include pricing inputs for the primary drivers of lower cost or market inventory adjustments. In addition, we confirm that we will also disclose the carrying value of inventory that is at-risk for further adjustment at the most recent balance sheet date.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terrence O’Brien

Securities and Exchange Commission

April 10, 2015

We trust that the foregoing is responsive to the Staff’s comments. If there are any questions, please feel free to contact me at (713) 309-7181.

Very truly yours,

/s/ William B. Allen, Jr
William B. Allen, Jr.

Vice President of Finance and
Principal Accounting Officer

cc:	Tracey Houser (SEC)

Karyn F. Ovelmen, EVP & Chief Financial Officer